EXHIBIT 99

Excerpt from Notes 1 and 8 to Fiscal Year 2008 Consolidated Financial Statements of
UGI Corporation and Subsidiaries
(Millions of dollars, except per share amounts and where indicated otherwise)
Stock-Based Compensation. We adopted SFAS No. 123 (Revised 2004), “Share-Based Payment” (“SFAS 123R”), effective October 1, 2005. Among other things, SFAS 123R requires expensing the fair value of stock options, a previously optional accounting method. We chose the modified prospective approach which requires that the new guidance be applied to the unvested portion of all outstanding option grants as of October 1, 2005 and to new grants after that date. SFAS 123R also requires the calculation of an accumulated pool of tax windfalls using historical data from the effective date of SFAS No. 123 (prior to its revision). We have calculated a tax windfall pool using the shortcut method and any future tax shortfalls related to equity-based compensation will be charged against common stock up to the amount of the tax windfall pool.
In accordance with SFAS 123R, all of our equity-based compensation, principally comprising UGI stock options, grants of UGI stock-based equity instruments and grants of AmeriGas Partners equity instruments (“Units”) is measured at fair value on the grant date, date of modification, or end of the period, as applicable, and recognized in earnings over the requisite service period. Depending upon the settlement terms of the awards, all or a portion of the fair value of the awards may be presented as a liability or as equity in our Consolidated Balance Sheets. We use a Black-Scholes option-pricing model to estimate the fair value of UGI stock options. We use a Monte Carlo valuation approach to estimate the fair value of our UGI and AmeriGas Partners Unit awards. Equity-based compensation costs associated with the portion of Unit awards classified as equity are measured based upon their estimated fair value on the date of grant or modification. Equity-based compensation costs associated with the portion of UGI and AmeriGas Partners Unit awards classified as liabilities are measured based upon their estimated fair value at the grant date and remeasured as of the end of each period. We recognized total pre-tax equity-based compensation expense of $11.8 ($7.7 after-tax), $12.4 ($8.5 after-tax) and $9.0 ($6.0 after-tax) in Fiscal 2008, Fiscal 2007 and Fiscal 2006, respectively.
UGI Stock Option and Incentive Plans. Under UGI Corporation’s 2004 Omnibus Equity Compensation Plan, as Amended and Restated on December 5, 2006 (the “OECP”), we may grant options to acquire shares of UGI Common Stock, stock appreciation rights (“SARs”), UGI Units (comprising “Stock Units” and “UGI Performance Units”) and other equity-based awards to key employees and non-employee directors. The exercise price for options may not be less than the fair market value on the grant date. Awards granted under the OECP may vest immediately or ratably over a period of years, and stock options can be exercised no later than ten years from the grant date. In addition, the OECP provides that awards of UGI Units may also provide for the crediting of dividend equivalents to participants’ accounts. Except in the event of retirement, death or disability, each grant, unless paid, will terminate when the participant ceases to be employed. There are certain change of control and retirement eligibility conditions that, if met, generally result in accelerated vesting or elimination of further service requirements.
Under the OECP, awards representing up to 15,000,000 shares of UGI Common Stock may be granted. The maximum number of shares that may be issued pursuant to grants other than stock options or SARs is 3,200,000. Dividend equivalents on UGI Unit awards to employees will be paid in cash. Dividend equivalents on non-employee director awards are paid in additional Stock Units. UGI Unit awards granted to employees and non-employee directors are settled in shares of Common Stock and cash. Beginning with Fiscal 2006 grants, UGI Unit awards granted to Antargaz employees are settled in shares of Common Stock. With respect to UGI Performance Unit awards, the actual number of shares (or their cash equivalent) ultimately issued, and the actual amount of dividend equivalents paid, is generally dependent upon the achievement of market performance goals and service conditions. It is the Company’s practice to issue treasury shares to satisfy substantially all option exercises and UGI Unit awards. The Company does not expect to repurchase shares for such purposes during Fiscal 2009.

In June 2008, the Company cancelled and regranted UGI Unit awards and UGI stock option awards previously granted to certain key employees of Antargaz. The cancellation and regrants did not affect the number of UGI Units or stock options awarded and we did not record any incremental expense as a result of these cancellations and regrants. During Fiscal 2006, the Company modified the settlement terms of certain UGI Unit awards previously granted to 28 key employees on January 1, 2006, and the General Partner modified the settlement terms of certain of its AmeriGas Partner Unit awards. The modifications did not affect the number of Units awarded to employees. As a result of the January 1, 2006 modifications, a portion of the fair value of these Unit awards is reflected as equity rather than as a liability in accordance with SFAS 123R. We did not record any incremental equity-based compensation expense as a result of these modifications. Also during Fiscal 2006, we modified the settlement terms of UGI Unit awards granted to non-employee directors. Such awards are now settled 65% in shares of UGI Common Stock and 35% in cash. Prior to this modification, these awards were settled 100% in shares of UGI Common Stock. As a result of this modification, during Fiscal 2006 we recorded additional pre-tax equity-based compensation expense of $1.0.
UGI Stock Option Awards. Stock option transactions under the OECP and predecessor plans for Fiscal 2006, Fiscal 2007 and Fiscal 2008 follow:

				Weighted
		Weighted	Total	Average
		Average	Intrinsic	Contract Term
	Shares	Option Price	Value	(Years)
Shares under option — September 30, 2005	4,953,018	$15.95

Granted	1,159,100	$20.67
Exercised	(232,766)	$11.09	$2.7
Forfeited	(35,500)	$19.26

Shares under option — September 30, 2006	5,843,852	$17.06

Granted	1,326,800	$27.12
Exercised	(812,573)	$13.20	$11.8

Shares under option — September 30, 2007	6,358,079	$19.65

Granted	1,423,800	$27.25
Cancelled	(147,300)	$27.03
Exercised	(982,334)	$15.64	$11.2

Shares under option — September 30, 2008	6,652,245	$21.71	$30.9	6.6

Options exercisable — September 30, 2006	3,146,952	$14.56
Options exercisable — September 30, 2007	3,568,746	$16.75
Options exercisable — September 30, 2008	3,960,778	$18.93	$27.9	5.6

Non-vested options — September 30, 2008	2,691,467	$25.79	$3.0	8.2

Cash received from stock option exercises and associated tax benefits was $15.4 and $3.7, $10.7 and $4.0, and $2.6 and $0.9 in Fiscal 2008, Fiscal 2007 and Fiscal 2006, respectively. As of September 30, 2008, there was $4.0 of unrecognized compensation cost associated with unvested stock options that is expected to be recognized over a weighted-average period of 1.9 years.

The following table presents additional information relating to stock options outstanding and exercisable at September 30, 2008:

	Range of exercise prices
	$6.88 -	$15.65 -	$21.73 -
	$12.81	$20.48	$28.02
Options outstanding at September 30, 2008:
Number of options	775,875	2,821,670	3,054,700
Weighted average remaining contractual life (in years)	3.6	5.7	8.2
Weighted average exercise price	$11.12	$19.29	$26.63

Options exercisable at September 30, 2008
Number of options	775,875	2,260,003	924,900
Weighted average exercise price	$11.12	$18.99	$25.33
UGI Stock Option Fair Value Information. The per share weighted-average fair value of stock options granted under our option plans was $5.06 in Fiscal 2008, $5.71 in Fiscal 2007 and $3.88 in Fiscal 2006. These amounts were determined using a Black-Scholes option pricing model which values options based on the stock price at the grant date, the expected life of the option, the estimated volatility of the stock, expected dividend payments and the risk-free interest rate over the expected life of the option. The expected life of option awards represents the period of time during which option grants are expected to be outstanding and is derived from historical exercise patterns. Expected volatility is based on historical volatility of the price of UGI’s Common Stock. Expected dividend yield is based on historical UGI dividend rates. The risk free interest rate is based on U.S. Treasury bonds with terms comparable to the options in effect on the date of grant.
The assumptions we used for valuing option grants during Fiscal 2008, Fiscal 2007 and Fiscal 2006 are as follows:

	2008	2007	2006
Expected life of option	5.75 - 6.75 years	6 - 6.75 years	6 years
Weighted average volatility	20.9%	21.5%	21.3%
Weighted average dividend yield	2.8%	2.9%	3.4%

Expected volatility	20.3% - 20.9%	20.8% - 21.5%	21.2% - 22.6%
Expected dividend yield	2.8% - 2.9%	2.8% - 2.9%	2.8% - 3.4%
Risk free rate	3.4% - 3.6%	4.3% - 4.7%	4.3% - 4.9%
UGI Unit Awards. UGI Stock and UGI Performance Unit awards entitle the grantee to shares of UGI Common Stock or cash once the service condition is met and, with respect to UGI Performance Unit awards, subject to market performance conditions. UGI Performance Unit grant recipients are awarded a target number of Performance Units. The number of UGI Performance Units ultimately paid at the end of the performance period (generally three-year periods) may be higher or lower than the target amount, or even zero, based on UGI’s Total Shareholder Return (“TSR”) percentile rank relative to companies in the Standard & Poor’s Utilities Index (“UGI comparator group”). Based on the TSR percentile rank, grantees may receive 0% to 200% of the target award granted. If UGI’s TSR ranks below the 40th percentile compared to the UGI comparator group, the employee will not receive an award. At the 40th percentile, the employee will be paid an award equal to 50% of the target award; at the 50th percentile, 100%; and at the 100th percentile, 200%. The actual amount of the award is interpolated between these percentile rankings. Dividend equivalents are paid in cash only on UGI Performance Units that eventually vest.

The fair value of UGI Stock Units on the grant date is equal to the market price of UGI Stock on the grant date. Under SFAS 123R, UGI Performance Units are equity awards with a market-based condition which, if settled in shares, results in the recognition of compensation cost over the requisite employee service period regardless of whether the market-based condition is satisfied. The fair values of UGI Performance Units awarded after Fiscal 2005 are estimated using a Monte Carlo valuation model. The fair value associated with the target award is accounted for as equity and the fair value of the award over the target, as well as all dividend equivalents, are accounted for as liabilities. The expected term of the UGI Performance Unit awards is three years based on the performance period. Expected volatility is based upon the historical volatility of UGI Common Stock over a three-year period. The risk-free interest rate is based on the yields on U.S. Treasury bonds at the time of grant. Volatility for all comparator companies is based on historical volatility.
The following table summarizes the weighted average assumptions used to determine the fair value of UGI Performance Unit awards and related compensation costs:

	Grants Awarded in Fiscal
	2008	2007	2006
Risk-free rate	2.7%	4.7%	5.2%
Expected life	3 years	3 years	3 years
Expected volatility	20.5%	19.6%	19.8%
Dividend yield	3.1%	2.6%	2.8%
The weighted-average grant date fair value of UGI Performance Unit awards was estimated to be $29.70 for Units granted in Fiscal 2008, $26.84 for Units granted in Fiscal 2007 and $21.08 for Units granted in Fiscal 2006.
The following table summarizes UGI Unit award activity for Fiscal 2008:

	Total		Vested		Non-Vested
		Weighted		Weighted		Weighted
		Average		Average		Average
	Number of	Grant Date	Number of	Grant Date	Number of	Grant Date
	UGI	Fair Value	UGI	Fair Value	UGI	Fair Value
	Units	(per Unit)	Units	(per Unit)	Units	(per Unit)
September 30, 2007	879,000	$19.31	487,231	$16.30	391,769	$23.04
Granted	253,325	$29.34	—	$—	253,325	$29.34
Cancelled	(21,850)	$27.52	—	$—	(21,850)	$27.52
Forfeited	(4,067)	$29.43	—	$—	(4,067)	$29.43
Vested	—	$—	264,563	$23.29	(264,563)	$23.29
Performance criteria not met	(184,733)	$20.47	(184,733)	$20.47	—	$—
Shares paid	(40,000)	$16.63	(40,000)	$16.63	—	$—

September 30, 2008	881,675	$21.82	527,061	$18.32	354,614	$27.01

Based on the Company’s TSR for the associated three-year performance periods ended December 31, (1) during Fiscal 2008 the Company did not pay any UGI Performance Unit awards associated with 184,900 awards granted in Fiscal 2005; (2) during Fiscal 2007 the Company paid 206,493 UGI Performance Unit awards comprising shares of UGI Common Stock and $2.8 in cash associated with 193,600 awards granted in Fiscal 2004; and (3) during Fiscal 2006 the Company paid 209,211 UGI Performance Unit awards comprising shares of UGI Common Stock and $2.1 in cash associated with 168,500 awards granted in Fiscal 2003. During Fiscal 2008, Fiscal 2007 and Fiscal 2006, the Company paid Stock Unit awards and cash as follows: Fiscal 2008 — 40,000 Stock Unit awards comprising shares of UGI Common Stock and $0.6 in cash; Fiscal 2007 — 86,000 Stock Unit awards comprising shares of UGI Common Stock and $1.1 in cash; Fiscal 2006 — 20,000 Stock Unit awards comprising shares of UGI Common Stock and $0.2 in cash.
During Fiscal 2008, Fiscal 2007 and Fiscal 2006, we granted UGI Unit awards representing 253,325, 242,371 and 187,326 shares, respectively, having weighted-average grant date fair values per Unit of $29.34, $26.78 and $21.13, respectively. At September 30, 2008, UGI Unit awards representing 881,675 shares of Common Stock were outstanding under the OECP and predecessor equity-based compensation plans.

As of September 30, 2008, there was a total of approximately $5.9 of unrecognized compensation cost associated with 881,675 UGI Unit awards outstanding that is expected to be recognized over a weighted average period of 1.9 years. The total fair values of UGI Units that vested during Fiscal 2008, Fiscal 2007, and Fiscal 2006 were $7.1, $6.9, and $7.2, respectively. As of September 30, 2008 and 2007, total liabilities of $6.3 and $7.9, respectively, associated with UGI Unit awards are reflected in “Other current liabilities” and “Other noncurrent liabilities” in the Consolidated Balance Sheets.
At September 30, 2008, 7,075,400 shares of Common Stock were available for future grants under the OECP, of which up to 2,030,560 may be issued pursuant to grants other than stock options or SARs.
AmeriGas Partners Equity-Based Compensation Plans and Awards. Under the AmeriGas Propane, Inc. 2000 Long-Term Incentive Plan (“2000 Propane Plan”), the General Partner may award to key employees the right to receive a total of 500,000 AmeriGas Partners Common Units (“AmeriGas Performance Units”), or cash equivalent to the fair market value of such Common Units. In addition, the 2000 Propane Plan authorizes the crediting of Common Unit distribution equivalents to participants’ accounts. AmeriGas Performance Unit grant recipients are awarded a target number of AmeriGas Performance Units. The number of AmeriGas Performance Units ultimately paid at the end of the performance period (generally three years) may be higher or lower than the target amount based upon the performance of AmeriGas Partners Common Units as compared with a peer group. Percentile rankings and payout percentages are generally the same as those used for the UGI Performance Unit awards. Any distribution equivalents earned are paid in cash. Except in the event of retirement, death or disability, each grant, unless paid, will terminate when the participant ceases to be employed by the General Partner. There are certain change of control and retirement eligibility conditions that, if met, generally result in accelerated vesting or elimination of further service requirements.
Under SFAS 123R, AmeriGas Performance Units are equity awards with a market-based condition which, if settled in Common Units, results in the recognition of compensation cost over the requisite employee service period regardless of whether the market-based condition is satisfied. The fair values of AmeriGas Performance Units awarded after Fiscal 2005 are estimated using a Monte Carlo valuation model. The fair value associated with the target award and the award above the target, if any, which will be paid in AmeriGas Units, is accounted for as equity and the fair value of all distribution equivalents, which will be paid in cash, is accounted for as a liability. The expected term of the AmeriGas Performance Unit awards is three years based on the performance period. Expected volatility is based upon the historical volatility of AmeriGas Partners Common Units over a three-year period. The risk-free interest rate is based on the rates on U.S Treasury bonds at the time of grant. Volatility for all comparator limited partnerships in the peer group is based on historical volatility.
The following table summarizes the weighted-average assumptions used to determine the fair value of AmeriGas Performance Unit awards and related compensation costs:

	Grants Awarded in Fiscal
	2008	2007	2006
Risk-free rate	3.1%	4.7%	5.2%
Expected life	3 years	3 years	3 years
Expected volatility	17.7%	17.6%	18.1%
Dividend yield	6.8%	7.1%	7.7%
We also have a nonexecutive AmeriGas Partners Common Unit plan under which the General Partner may grant awards of up to a total of 200,000 Common Units (comprising “AmeriGas Units”) to key employees who do not participate in the 2000 Propane Plan. Generally, awards under the nonexecutive plan vest at the end of a three-year period and are paid in Common Units and cash. The General Partner made awards under the 2000 Propane Plan and the nonexecutive plan representing 40,050, 49,650 and 38,350 Common Units in Fiscal 2008, Fiscal 2007 and Fiscal 2006, respectively, having weighted-average grant date fair values per Common Unit of $37.91, $33.63 and $29.62, respectively. At September 30, 2008 and 2007, awards representing 126,100 and 119,317 Common Units, respectively, were outstanding. At September 30, 2008, 281,586 and 138,800 Common Units were available for future grants under the 2000 Propane Plan and the nonexecutive plan, respectively.

The following table summarizes AmeriGas Unit and AmeriGas Performance Unit award activity for Fiscal 2008:

	Total		Vested		Non-Vested
	Number of	Weighted	Number of	Weighted	Number of	Weighted
	AmeriGas	Average	AmeriGas	Average	AmeriGas	Average
	Partners	Grant Date	Partners	Grant Date	Partners	Grant Date
	Common	Fair Value	Common	Fair Value	Common	Fair Value
	Units	(per Unit)	Units	(per Unit)	Units	(per Unit)
September 30, 2007	119,317	$30.63	12,583	$29.87	106,734	$30.72
Granted	40,050	$37.91	—	$—	40,050	$37.91
Forfeited	(750)	$32.54	—	$—	(750)	$32.54
Vested	—	$—	59,900	$31.10	(59,900)	$31.10
Units paid	(32,517)	$29.49	(32,517)	$29.49	—	$—

September 30, 2008	126,100	$33.44	39,966	$32.03	86,134	$34.10

During Fiscal 2008, the Partnership paid 32,517 Common Unit awards comprising AmeriGas Partners Common Units and $0.8 in cash associated with 39,767 awards granted in Fiscal 2005. During Fiscal 2007, the Partnership paid 38,736 Common Unit awards comprising AmeriGas Partners Common Units and $0.6 in cash associated with 51,200 awards granted in Fiscal 2004. During Fiscal 2006, the Partnership paid 6,750 Common Unit awards comprising AmeriGas Partners Common Units and $0.1 in cash associated with 43,500 awards granted in Fiscal 2003.
As of September 30, 2008, there was a total of approximately $1.7 of unrecognized compensation cost associated with 126,100 AmeriGas Common Unit awards that is expected to be recognized over a weighted average period of 1.7 years. The total fair values of Common Units that vested during Fiscal 2008, Fiscal 2007, and Fiscal 2006 were $2.1, $1.2, and $0.6, respectively. As of September 30, 2008 and 2007, total liabilities of $1.0 and $1.8 associated with Common Unit awards are reflected in “Other current liabilities” and “Other noncurrent liabilities” in the Consolidated Balance Sheets.